

**IFC | International Finance Corporation**
World Bank Group


11005425

File No. 83-5
Regulation IFC: Rule 3

November 4, 2010



U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $500,000,000 0.50 per cent. Callable Notes due November 1, 2012, dated November 1, 2010.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Principal Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
NOV 0 4 2010
WASH, D.C.
211
SECTION

**REPORT OF**
**INTERNATIONAL FINANCE CORPORATION**

In respect of its
U.S. $500,000,000 0.50 per cent. Callable Notes due November 1, 2012
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 1, 2010

The following information regarding an issue of U.S. $500,000,000 aggregate principal amount of Notes due November 1, 2012 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated December 1, 2009 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated as of October 21, 2010 (the "Final Terms"), and the Terms Agreement dated as of October 21, 2010 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $500,000,000 0.50 per cent. Callable Notes due November 1, 2012.

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 0.50 per cent per annum payable semi-annually in arrears on May 1 and November 1 in each year, commencing May 1, 2011. See, Final Terms, Item 15.

(c) Maturity Date. November 1, 2012.

(d) Redemption Provisions/Amortization Provisions. The Notes are callable in whole only on November 1, 2011 (the "Optional Redemption Date"), at U.S.$1,000 per Calculation Amount. The Notice Period is not less than 5 New York Business Days prior to the Optional Redemption Date. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not Applicable.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not Applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (December 1, 2009);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2010-0059 adopted June 28, 2010 by the Board of Directors of the Corporation;[3]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (October 21, 2010); and

G. Terms Agreement (October 21, 2010).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated December 1, 2009.

2 Filed on September 17, 2008.

3 Filed on July 28, 2010.

4 Filed on August 14, 2006.

ANNEX F

EXECUTION VERSION

**Final Terms dated October 21, 2010**


IFC
INTERNATIONAL FINANCE CORPORATION

# International Finance Corporation

Issue of

**U.S. $500,000,000 0.50 per cent. Callable Notes due November 1, 2012**

under its

**Global Medium-Term Note Program**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

**THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.**

| | | |
|---|---|---|
| 1. | Issuer: | International Finance Corporation |
| 2. | (i) Series Number: | 1077 |
| | (ii) Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | United States Dollars (U.S.$) |
| 4. | Aggregate Nominal Amount: | |
| | (i) Series: | U.S.$ 500,000,000 |
| | (ii) Tranche: | U.S.$ 500,000,000 |

| | | |
|---|---|---|
| 5. | Issue Price: | 100 per cent. of the Aggregate Nominal Amount |
| 6. | (i) Specified Denominations: | U.S.$ 1,000 and integral multiples thereof |
| | (ii) Calculation Amount: | U.S.$ 1,000 |
| 7. | Issue Date: | November 1, 2010 |
| 8. | Maturity Date: | November 1, 2012 |
| 9. | Interest Basis: | 0.50 per cent. Fixed Rate (further particulars specified below) |
| 10. | Redemption/Payment Basis: | Redemption at par |
| 11. | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 12. | Put/Call Options: | Call Option (further particulars specified below) |
| 13. | Status of the Notes: | Senior |
| 14. | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15. | Fixed Rate Note Provisions: | Applicable |
| | (i) Rate of Interest: | 0.50 per cent. per annum |
| | (ii) Interest Payment Date(s): | May 1 and November 1 in each year, commencing May 1, 2011 |
| | (iii) Fixed Coupon Amount: | U.S.$ 2.50 per Calculation Amount |
| | (iv) Broken Amount(s): | Not Applicable |
| | (v) Day Count Fraction: | 30/360 (unadjusted) |
| | (vi) Determination Dates: | Not Applicable |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 16. | Floating Rate Note Provisions: | Not Applicable |
| 17. | Zero Coupon Note Provisions: | Not Applicable |
| 18. | Index Linked Interest Note/other variable-linked interest Note Provisions: | Not Applicable |
| 19. | Dual Currency Note Provisions: | Not Applicable |

## PROVISIONS RELATING TO REDEMPTION

| | | |
|---|---|---|
| 20. | Call Option I: | Applicable |
| | (i) Optional Redemption Date(s): | November 1, 2011 |
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | In whole only, at U.S.$ 1,000 per Calculation Amount |
| | (iii) Notice period: | Not less than 5 New York Business Days prior to the Optional Redemption Date. |
| | Call Option II (Automatic): | Not Applicable |
| 21. | Put Option: | Not Applicable |
| 22. | Final Redemption Amount of each Note: | U.S.$ 1,000 per Calculation Amount |
| 23. | Early Redemption Amount: | U.S.$ 1,000 per Calculation Amount |

## GENERAL PROVISIONS APPLICABLE TO THE NOTES

| | | |
|---|---|---|
| 24. | Form of Notes: | Fed Bookentry Notes:<br>Fed Bookentry Notes available on Issue Date |
| 25. | New Global Note (NGN): | No |
| 26. | Financial Centre(s) or other special provisions relating to payment dates: | Not Applicable |
| 27. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 28. | Details relating to Partly Paid Notes: | Not Applicable |
| 29. | Details relating to installment Notes: amount of each installment, date on which each payment is to be made: | Not Applicable |
| 30. | Redenomination, renominalization and reconventioning provisions: | Not Applicable |
| 31. | Consolidation provisions: | Not Applicable |
| 32. | Additional terms: | |

| | | |
|---|---|---|
| | (i) Governing law: | New York |

**DISTRIBUTION**

| | | |
|---|---|---|
| 33. | (i) If syndicated, names and addresses of Managers and underwriting commitments: | Not Applicable |
| | (ii) Date of Terms Agreement: | October 21, 2010 |
| | (iii) Stabilizing Manager(s) (if any): | Not Applicable |
| 34. | If non-syndicated, name and address of Dealer: | Banc of America Securities LLC<br>One Bryant Park<br>New York, NY 10036 |
| 35. | Total commission and concession: | Not Applicable |
| 36. | Additional selling restrictions: | Not Applicable |

**RESPONSIBILITY**

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:



By: ..........................................................

Duly authorized



NY12528:501628.4

## PART B – OTHER INFORMATION

### LISTING

| | | |
|---|---|---|
| (i) | Listing: | Not listed |
| (ii) | Admission to trading: | Not Applicable |

### RATINGS

| | |
|---|---|
| Ratings: | Notes under the Program have been rated:<br>S & P: AAA<br>Moody's: Aaa |

### INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

### OPERATIONAL INFORMATION

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility: | No |
| ISIN Code: | US45950KBH23 |
| Common Code: | 055186383 |
| CUSIP: | 45950K BH2 |
| Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s): | Bookentry system of the Federal Reserve Banks |
| Delivery: | Delivery against payment |
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |

### GENERAL

| | |
|---|---|
| Applicable TEFRA exemption: | Not Applicable |

ANNEX G

EXECUTION VERSION

**TERMS AGREEMENT NO. 1077 UNDER THE STANDARD PROVISIONS**

October 21, 2010

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 500,000,000 0.50 per cent. Callable Notes due November 1, 2012 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on November 1, 2010 (the "**Settlement Date**") at an aggregate purchase price of U.S.$ 500,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such

firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion.

6 The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/BASEC; and payment of the purchase price specified above shall be delivered in immediately available funds to the corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

**BANC OF AMERICA SECURITIES LLC**

By: 

Name: James Probert
Title: Authorized Signatory

**CONFIRMED AND ACCEPTED**, as of the date first written above:

**INTERNATIONAL FINANCE CORPORATION**

By: ______________________

Name:
Title:



NY12528:501685.4

**BANC OF AMERICA SECURITIES LLC**

By: ____________________________

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

**INTERNATIONAL FINANCE CORPORATION**

By: 

Name:

Title:

## SCHEDULE I

Notice Details of the Dealer:

Banc of America Securities LLC

One Bryant Park

NY1-100-18-03

New York, NY 10036

Attention: Lily Chang, Associate General Counsel-Principal

Telephone: 646-855-0724

Fax: 212-901-7881

IFC | International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

November 4, 2010


SEC MAIL PROCESSING
RECEIVED
NOV 0 4 2010
WASH, D.C.
211
SECTION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $500,000,000 0.50 per cent. Callable Notes due November 1, 2012, dated November 1, 2010.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Principal Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391


SEC MAIL PROCESSING
RECEIVED
NOV 0 4 2010
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

# REPORT OF INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $500,000,000 0.50 per cent. Callable Notes due November 1, 2012
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 1, 2010

The following information regarding an issue of U.S. $500,000,000 aggregate principal amount of Notes due November 1, 2012 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated December 1, 2009 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated as of October 21, 2010 (the "Final Terms"), and the Terms Agreement dated as of October 21, 2010 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $500,000,000 0.50 per cent. Callable Notes due November 1, 2012.

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 0.50 per cent per annum payable semi-annually in arrears on May 1 and November 1 in each year, commencing May 1, 2011. See, Final Terms, Item 15.

(c) Maturity Date. November 1, 2012.

(d) Redemption Provisions/Amortization Provisions. The Notes are callable in whole only on November 1, 2011 (the "Optional Redemption Date"), at U.S.$1,000 per Calculation Amount. The Notice Period is not less than 5 New York Business Days prior to the Optional Redemption Date. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not Applicable.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not Applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (December 1, 2009);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2010-0059 adopted June 28, 2010 by the Board of Directors of the Corporation;[3]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (October 21, 2010); and

G. Terms Agreement (October 21, 2010).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated December 1, 2009.

2 Filed on September 17, 2008.

3 Filed on July 28, 2010.

4 Filed on August 14, 2006.

ANNEX F

EXECUTION VERSION

**Final Terms dated October 21, 2010**


IFC
INTERNATIONAL FINANCE CORPORATION

# International Finance Corporation

Issue of

**U.S. $500,000,000 0.50 per cent. Callable Notes due November 1, 2012**

under its

**Global Medium-Term Note Program**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

**THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.**

| | | |
|---|---|---|
| 1. | Issuer: | International Finance Corporation |
| 2. | (i) Series Number: | 1077 |
| | (ii) Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | United States Dollars (U.S.$) |
| 4. | Aggregate Nominal Amount: | |
| | (i) Series: | U.S.$ 500,000,000 |
| | (ii) Tranche: | U.S.$ 500,000,000 |

| | | |
|---|---|---|
| 5. | Issue Price: | 100 per cent. of the Aggregate Nominal Amount |
| 6. | (i) Specified Denominations: | U.S.$ 1,000 and integral multiples thereof |
| | (ii) Calculation Amount: | U.S.$ 1,000 |
| 7. | Issue Date: | November 1, 2010 |
| 8. | Maturity Date: | November 1, 2012 |
| 9. | Interest Basis: | 0.50 per cent. Fixed Rate (further particulars specified below) |
| 10. | Redemption/Payment Basis: | Redemption at par |
| 11. | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 12. | Put/Call Options: | Call Option (further particulars specified below) |
| 13. | Status of the Notes: | Senior |
| 14. | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15. | Fixed Rate Note Provisions: | Applicable |
| | (i) Rate of Interest: | 0.50 per cent. per annum |
| | (ii) Interest Payment Date(s): | May 1 and November 1 in each year, commencing May 1, 2011 |
| | (iii) Fixed Coupon Amount: | U.S.$ 2.50 per Calculation Amount |
| | (iv) Broken Amount(s): | Not Applicable |
| | (v) Day Count Fraction: | 30/360 (unadjusted) |
| | (vi) Determination Dates: | Not Applicable |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 16. | Floating Rate Note Provisions: | Not Applicable |
| 17. | Zero Coupon Note Provisions: | Not Applicable |
| 18. | Index Linked Interest Note/other variable-linked interest Note Provisions: | Not Applicable |
| 19. | Dual Currency Note Provisions: | Not Applicable |

## PROVISIONS RELATING TO REDEMPTION

| | |
|---|---|
| 20. Call Option I: | Applicable |
| (i) Optional Redemption Date(s): | November 1, 2011 |
| (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | In whole only, at U.S.$ 1,000 per Calculation Amount |
| (iii) Notice period: | Not less than 5 New York Business Days prior to the Optional Redemption Date. |
| Call Option II (Automatic): | Not Applicable |
| 21. Put Option: | Not Applicable |
| 22. Final Redemption Amount of each Note: | U.S.$ 1,000 per Calculation Amount |
| 23. Early Redemption Amount: | U.S.$ 1,000 per Calculation Amount |

## GENERAL PROVISIONS APPLICABLE TO THE NOTES

| | |
|---|---|
| 24. Form of Notes: | Fed Bookentry Notes:<br>Fed Bookentry Notes available on Issue Date |
| 25. New Global Note (NGN): | No |
| 26. Financial Centre(s) or other special provisions relating to payment dates: | Not Applicable |
| 27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 28. Details relating to Partly Paid Notes: | Not Applicable |
| 29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made: | Not Applicable |
| 30. Redenomination, renominalization and reconventioning provisions: | Not Applicable |
| 31. Consolidation provisions: | Not Applicable |
| 32. Additional terms: | |

| | | |
|---|---|---|
| (i) | Governing law: | New York |

**DISTRIBUTION**

| | | |
|---|---|---|
| 33. (i) | If syndicated, names and addresses of Managers and underwriting commitments: | Not Applicable |
| (ii) | Date of Terms Agreement: | October 21, 2010 |
| (iii) | Stabilizing Manager(s) (if any): | Not Applicable |
| 34. | If non-syndicated, name and address of Dealer: | Banc of America Securities LLC<br>One Bryant Park<br>New York, NY 10036 |
| 35. | Total commission and concession: | Not Applicable |
| 36. | Additional selling restrictions: | Not Applicable |

**RESPONSIBILITY**

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:



By: ..............................................................

Duly authorized



NY12528:501628.4

## PART B – OTHER INFORMATION

### LISTING

| | | |
|---|---|---|
| (i) | Listing: | Not listed |
| (ii) | Admission to trading: | Not Applicable |

### RATINGS

| | |
|---|---|
| Ratings: | Notes under the Program have been rated:<br>S & P: AAA<br>Moody's: Aaa |

### INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

### OPERATIONAL INFORMATION

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility: | No |
| ISIN Code: | US45950KBH23 |
| Common Code: | 055186383 |
| CUSIP: | 45950K BH2 |
| Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s): | Bookentry system of the Federal Reserve Banks |
| Delivery: | Delivery against payment |
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |

### GENERAL

| | |
|---|---|
| Applicable TEFRA exemption: | Not Applicable |

ANNEX G

EXECUTION VERSION

**TERMS AGREEMENT NO. 1077 UNDER THE STANDARD PROVISIONS**

October 21, 2010

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 500,000,000 0.50 per cent. Callable Notes due November 1, 2012 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on November 1, 2010 (the "**Settlement Date**") at an aggregate purchase price of U.S.$ 500,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such

firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion.

6 The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/BASEC; and payment of the purchase price specified above shall be delivered in immediately available funds to the corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

**BANC OF AMERICA SECURITIES LLC**

By: 
Name: James Probert
Title: Authorized Signatory

CONFIRMED AND ACCEPTED, as of the date first written above:

**INTERNATIONAL FINANCE CORPORATION**

By: ______________________________
Name:
Title:



NY12528:501685.4

**BANC OF AMERICA SECURITIES LLC**

By: ____________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

**INTERNATIONAL FINANCE CORPORATION**



By: ____________________________
Name:
Title:



NY12528:501685.4

## SCHEDULE I

Notice Details of the Dealer:

Banc of America Securities LLC

One Bryant Park

NY1-100-18-03

New York, NY 10036

Attention: Lily Chang, Associate General Counsel-Principal

Telephone: 646-855-0724

Fax: 212-901-7881